UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Claymont Steel Holdings, Inc.

(Name of Issuer)

Common stock,

par value $0.001 per share

(Title of Class of Securities)

18382P104

(CUSIP Number)

Pavel Tatyanin, Chief Financial Officer

Evraz Group S.A.

1 Allée Scheffer

L-2520 Luxembourg

+7 (495) 232-1370

With a copy to:

William A. Groll, Esq.

Neil Q. Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

+1 (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 18382P104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Evraz Group S.A. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 7,486,303 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 7,486,303 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,486,303 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.6% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

This statement relates to shares of common stock (the “Shares”) of Claymont Steel Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4001 Philadelphia Pike, Claymont, Delaware 19703.

Item 2. Identity and Background

This statement is being filed by Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (the “Reporting Person”). The principal business address of the Reporting Person is 1 Allée Scheffer, L-2520 Luxembourg. The Reporting Person is principally engaged in the steel and mining business. Lanebrook Limited, a Cyprus corporation, owns 72.89% of the Reporting Person. The Reporting Person is ultimately controlled by Mr. Alexander Abramov and Mr. Roman Abramovich (the “Controlling Persons”). See Section 9 of the Offer to Purchase, dated December 18, 2007, included as an exhibit to the Tender Offer Statement on Schedule TO filed by the Reporting Person and Purchaser (as defined below) with the Securities and Exchange Commission on December 18, 2007 (the “Offer to Purchase”).

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of the Reporting Person and of each Controlling Person are set forth on Schedule A hereto and are incorporated herein by reference. During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed on Schedule A hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amounts of Funds or Other Consideration

As more fully described in Items 4 and 5, the Reporting Person may be deemed to have obtained beneficial ownership of the Shares that are the subject of this Schedule 13D by entering into the Stockholder Agreement (as defined below). No funds or other consideration were paid in connection with the execution of the Stockholder Agreement.

Item 4. Purpose of Transaction

On December 9, 2007, the Reporting Person, Titan Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (“Purchaser”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the acquisition of the Issuer by the Reporting Person in two steps. Subject to the terms and conditions of the Merger Agreement, Purchaser agreed to commence a tender offer (the “Offer”) to purchase all outstanding Shares at a price of $23.50 per Share in cash, without interest, less any applicable stock transfer taxes and withholding taxes. Under the terms of the Merger Agreement, upon consummation of the Offer, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of the Reporting Person (the “Surviving Corporation”). At the effective time of the Merger, Shares owned by the Reporting Person or Merger Sub and Shares held by the Issuer (as treasury stock or otherwise) will be canceled. All other outstanding Shares, other than Shares owned by any stockholder who is entitled to and who properly exercises appraisal rights under Delaware law, will be canceled and each converted into the right to receive $23.50 in cash, without interest, less any applicable stock transfer taxes and withholding taxes. Consummation of the Merger is not subject to a financing condition, but it is subject to certain customary conditions described in the Offer to Purchase.

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The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

In connection with, and as an inducement to the Reporting Person’s entering into, the Merger Agreement, H.I.G. Capital LLC, Inc., (“H.I.G. Capital”) entered into a Stockholder Support Agreement with the Reporting Person, dated as of December 9, 2007 (“Stockholder Agreement”). In the Stockholder Agreement, H.I.G. Capital agreed to tender the 7,486,303 Shares of which it is the beneficial owner in the Offer and, if separately put to a vote, to vote its shares in favor of the Merger and against any alternative acquisition proposal (or any action that is designed to or would delay, prevent or frustrate the merger). H.I.G. Capital also agreed in the Stockholder Agreement not to sell, assign, transfer, pledge, encumber or otherwise dispose of or offer to dispose of its Shares other than pursuant to the terms of the Stockholder Agreement.

The Stockholder Agreement remains in effect until the earlier of the date on which all of H.I.G. Capital’s Shares are transferred to the Reporting Person and the date of termination of the Merger Agreement. If the Merger Agreement terminates due to a failure of the Offer, and an alternative acquisition proposal had been made prior to that failure, and within 12 months of that termination, H.I.G. Capital sells or agrees to sell to a person or a group of affiliated persons Shares that it owns that represent at least 40% of the outstanding Shares, then H.I.G. Capital will pay $5,282,400 to the Reporting Person, unless it separately had offered to sell those Shares to the Reporting Person at that time and on certain terms, and that offer had been declined by the Reporting Person.

The description of the Stockholder Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Stockholder Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b) As a result of the execution of the Stockholder Agreement, the Reporting Person may be deemed to share beneficial ownership with H.I.G. Capital of the 7,486,303 Shares that are either owned directly by the Reporting Person or over which the Reporting Person has the power to vote or dispose (the “Subject Shares”). The Subject Shares represent approximately 42.6% of the 17,573,481 Shares represented by the Issuer in the Merger Agreement to be outstanding as of December 7, 2007.

Other than the Subject Shares, the Reporting Person does not beneficially own any Shares, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially own any Shares.

(c) To the knowledge of the Reporting Person, except for entering into the Stockholder Agreement, neither the Reporting Person nor any person set forth on Schedule A hereto has effected any transactions in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, other than H.I.G. Capital, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person set forth on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries other than the Merger Agreement and the Stockholder Agreement.

The description of the Merger Agreement and the Stockholder Agreement in Item 4 of this statement is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of December 9, 2007, by and among Evraz Group S.A., Titan Acquisition Sub, Inc., and Claymont Steel Holdings, Inc. (incorporated by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by the Reporting Person on December 18, 2007).

Exhibit 2: Stockholder Support Agreement, dated as of December 9, 2007, by and among Evraz Group S.A. and H.I.G. Capital, LLC (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by the Reporting Person on December 18, 2007).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2007

EVRAZ GROUP S.A.

By:	/s/ Pavel Tatyanin
Name:	Pavel Tatyanin
Title:	Authorized Signatory

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF EVRAZ AND PURCHASER

EVRAZ

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Evraz. Unless otherwise indicated, the business address of each such person is 1 Allée Scheffer, L-2520 Luxembourg. Unless otherwise indicated, each such person is a citizen of the Russian Federation.

Name	Position
Alexander G. Abramov	Director
Otari I. Arshba	Director
Giacomo Baizini	Vice President of Product and Resource Management, EvrazHolding LLC
Vladimir P. Bruev	Vice President of Mining, EvrazHolding LLC
James W. Campbell	Director
Natalia V. Cheltsova	Vice President of Legal Affairs, EvrazHolding LLC
Phillippe Delaunois	Director
Alexander V. Frolov	Chairman of the Board of Directors and Chief Executive Officer
Igor V. Gaponov	Vice President of Information Technology, EvrazHolding LLC
Natalia L. Ionova	Vice President of Human Resources, EvrazHolding LLC
Leonid Kachur	Senior Vice President of Business Security, EvrazHolding LLC
Irina I. Kibina	Vice President of Corporate Affairs and Investor Relations, EvrazHolding LLC
Maksim Kuznetsov	Vice President of Metallurgy, EvrazHolding LLC
Vyacheslav Pavlov	Vice President of Technical Development, EvrazHolding LLC
Olga A. Pokrovskaya	Director
Terry Robinson	Director
Eugene Shvidler	Director
Pavel S. Tatyanin	Senior Vice President and Chief Financial Officer, EvrazHolding LLC
Eugene Tenenbaum	Director
Timur I. Yanbukhtin	Vice President of Business Development and Strategic Planning, EvrazHolding LLC

Alexander G. Abramov is a director of Evraz and is currently President of “EvrazInvest,” ISB Advance Corporation and SM Services LLC. From April 2005 to January of 2006, he was Chairman of Evraz’s board of directors and from January 1999 to January 2006, he was President of EvrazHolding LLC. Between January 2006 and July 2006, Mr. Abramov served as a General Director of Close JSC “Gruppa EAM.” Mr. Abramov’s principal business address is 14a, Bolshaya Dorogomilovskaya St., Moscow Russia.

Otari I. Arshba is a director of Evraz and is currently a Deputy at the State Duma of the Federal Assembly of the Russian Federation. Mr. Arshba served as Vice President, Public Relations Director and Senior Vice President of JSC EvrazHolding LLC from January 2000 to December 2003. His business address is 1, Okhotny Ryad, Moscow, Russia.

Giacomo Baizini is Vice President of Product and Resource Management at EvrazHolding LLC. Mr. Baizini joined EvrazHolding LLC in 2005. Between August 1998 and June 2005 Mr. Baizini was an Associate Principal with McKinsey & Co. in its Tokyo office. Mr. Baizini is a citizen of Italy. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Vladimir P. Bruev is Vice President of Mining at EvrazHolding LLC a position he has held since April 2006. Previously, Mr. Bruev was the Head of Mining at EvrazHolding LLC from October 2005 to April 2006. Before joining Evraz, Mr. Bruev was an Executive Director, General Director and Chief Engineer at Sokolovsko-Sarbaysky GOK from February 2001 until September 2005. Mr. Bruev’s business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

James W. Campbell is a director of Evraz and has been Chairman of Minara Resources Ltd. (formerly Anaconda Nickel) since November 2001. Since June 2006, Mr. Campbell has also served as a Member of the Board of Highveld Steel and Vanadium Ltd. Mr. Campbell is a citizen of Britain. His principal business address is 91 East Avenue, Athol/Sandton, ZA-2146 Johannesburg, South Africa.

Natalia V. Cheltsova is Vice President of Legal Affairs at EvrazHolding LLC, a position she has held since May 2006. From December 1997 through May 2006, Ms. Cheltsova was Director of Legal Affairs at ZAO Ilim Pulp Enterprise. Her business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Philippe Delaunois is a director of Evraz and currently Chairman of the Board of CFE. Prior to his election to Evraz’s board of directors in January 2007, Mr. Delaunois served on the boards of directors of several Belgian and international companies, including CFE (construction and dredging), Mobistar (mobile telecommunications), Cumerio (copper) and Shanks plc (waste management). Mr. Delaunois is a citizen of Belgium. His principal business address is 40-42 Av. Herman Debroux 1160 Brussels, Belgium.

Alexander V. Frolov is Chairman of Evraz’s board of directors and Chief Executive Officer of Evraz. Since June 2006, Mr. Frolov has also served as Deputy General Director of Close JSC “Gruppa EAM.” From July 2005 through April 2006, Mr. Frolov served as Senior Vice President of EvrazHolding LLC; from November 2004 through 2005, Mr. Frolov served as Executive Director, Corporate of EvrazHolding LLC and from June 2002-2004, Mr. Frolov served as Senior Vice President and Chief Financial Officer of EvrazHolding LLC. Mr. Frolov’s principal business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Igor V. Gaponov is Vice President of Information Technology at EvrazHolding LLC. Prior to this position, Mr. Gapanov was a Senior Consultant at JSC UNICON/MS Consulting Group from 2000 to 2002. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Natalia V. Ionova is Vice President of Human Resources at EvrazHolding LLC. Prior to joining Evraz in June 2006, she worked as Director of Human Resources at NDK Merkury from September 2004 to June 2006 and as a Senior Lecturer in Psychology at the Russian State University of Physical Training, Sports and Tourism (RGUFK) from March 2000 to September 2004. Her business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Leonid Kachur is Senior Vice President of Business Security at EvrazHolding LLC. Prior to his current position, Mr. Kachur was Chief Security Officer and Senior Vice President from 2002 to 2006 and Vice President of Security and Personnel from 2000 to 2002 at Evraz. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Irina I. Kibina is Vice President of Corporate Affairs and Investor Relations at EvrazHolding LLC. Prior to assuming her current position in July 2006, Ms. Kibina was Senior Vice President of Corporate Affairs at Sun Interbrew JSC from 2004 to 2006, Vice President of Corporate Affairs at Star Distribution Company JSC from 2003 to 2004 and Vice President of Corporate Affairs at Star Distribution Company LLC from 2000 to 2003. Her Business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Maksim Kuznetsov is Vice President of Metallurgy at EvrazHolding LLC. Prior to assuming his current position in May 2007, Mr. Kuznetsov was a general Director at “OGK-3” from November 2004 to May 2007 and a general Director at “Volgogradenergo” from 2001 to 2005. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Vyacheslav Pavlov is Vice President of Technical Development at EvrazHolding LLC. Prior to assuming his current position at Evraz in May 2007, Mr. Pavlov was Managing Director at NKMK from December 2003 to May 2007, General Director at NKMK from June 2003 to November 2003 and Director at Relsy KMK from June 2002 to May 2003. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Olga A. Pokrovskaya is a director of Evraz and since July 2006 has been the Head of Corporate Finance at Millhouse LLC. Ms. Pokrovskaya was the Head of Corporate Finance at OAO Siberian Oil Company (Sibneft) from 2004 until June 2006 and prior to that time was a Finance and Consolidation Manager at OAO Siberian Oil Company (Sibneft). Ms. Pokrovskaya’s business address is Millhouse LLC, 4 Sadovnicheskaya ulitsa, Moscow 115035, Russia.

Terry J. Robinson is a director of Evraz and is currently also a director of Nikanor PLC and Interim Managing Director of Ede’s UK Ltd. Mr. Robinson was previously the Managing Director of Interactive Records Management Ltd from September 2004 to January 2007. From 2002 to 2004, Mr. Robinson served as Non-Executive Deputy Chairman of Chapada Diamonds plc. Mr. Robinson is a citizen of Britain. His business address is The Corner House, 34 Burkes Road, Beaconsfield Buck HP91PN London, UK.

Eugene Shvidler is a director of Evraz and has served as a Manager of Millhouse Capital UK since October 2005. Mr. Shvidler was previously President of OAO Siberian Oil Company (Sibneft) until October 2005. Mr. Shvidler is a citizen of the United States of America. His business address is Millhouse Capital UK Limited, 5th Floor, CFC Stamford Bridge, Fulham Road, London SW6 1HS, England.

Pavel S. Tatyanin is Senior Vice President and Chief Financial Officer at EvrazHolding LLC. Prior to this position in 2004, Mr. Tatyanin served as First Deputy Finance Director of EvrazHolding LLC from 2002-2004 and as Head of the Investment Department of JSC Trading House from 2001 to 2002. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Eugene Tenenbaum is a director of Evraz and has served as Managing Director of Millhouse Capital UK from September 2001 to the present. Mr. Tenenbaum is a citizen of Canada. His business address is Millhouse Capital UK Limited, 5th Floor, CFC Stamford Bridge, Fulham Road, London SW6 1HS, England.

Timur I. Yanbukhtin is Vice President of Business Development and Strategic Planning at EvrazHolding LLC. From 2002 to 2007, Mr. Yanbukhtin was Vice President of Corporate Finance at EvrazHolding LLC. Prior to joining Evraz, Mr. Yanbukhtin was Head of Business Development of Yandex LLC from 2000-2002. Mr. Yankukhtin’s principal business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

PURCHASER

Name	Position
Pavel S. Tatyanin	Chairman of the Board of Directors, President and Chief Financial Officer
Timur I. Yanbukhtin	Vice President, Treasurer and Secretary

Pavel S. Tatyanin is Senior Vice President and Chief Financial Officer at EvrazHolding LLC. Prior to this position in 2004, Mr. Tatyanin served as First Deputy Finance Director of EvrazHolding LLC from 2002-2004 and as Head of the Investment Department of JSC Trading House from 2001 to 2002. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Timur I. Yanbukhtin is Vice President of Business Development and Strategic Planning at EvrazHolding LLC. From 2002 to 2007, Mr. Yanbukhtin was Vice President of Corporate Finance at EvrazHolding LLC. Prior to joining Evraz, Mr. Yanbukhtin was Head of Business Development of Yandex LLC from 2000-2002. Mr. Yankukhtin’s principal business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

CONTROLLING PERSONS

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each Controlling Person. Each Controlling Person is a citizen of the Russian Federation.

Alexander G. Abramov is a director of Evraz and is currently President of “EvrazInvest,” ISB Advance Corporation and SM Services LLC. From April 2005 to January of 2006, he was Chairman of Evraz’s board of directors and from January 1999 to January 2006, he was President of EvrazHolding LLC. Between January 2006 and July 2006, Mr. Abramov served as a General Director of Close JSC “Gruppa EAM.” Mr. Abramov’s principal business address is 14a, Bolshaya Dorogomilovskaya St., Moscow Russia.

Roman Abramovich has served as Governor in the Administration of the Chukotka Autonomous Region in Anadyr, Russia since before 2001. His principal business address is Administration of the Chukotka Autonomous Region, ulitsa Beringa 20, Anadyr 6890000, Russia.

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